EXEMPTION REPORT

Summit Securities Group, LLC (the "Company") asserts to the best of its knowledge and belief, the following:

1) The Company claims an exemption from 17 C.F.R 240.15c3-3 under section (k)(2)(ii).

2) The Company met such exempt provisions in 17 C.F.R 240.15c3-3 (k)(2)(ii) throughout the fiscal year ended December 31, 2018 without exception.

Summit Securities Group, LLC
55 Broadway
New York, NY 10006

I, Elliot Gulkowitz affirm that to the best of my knowledge and belief, this Compliance Report is true and correct.

BY: \S\ Elliot Gulkowitz
CEO
February 27, 2019